Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement, dated February 4, 2014 and the

accompanying Prospectus, dated January 31, 2012

Registration Statement No. 333-179288

February 5, 2014

Lennar Corporation

$400,000,000 4.500% Senior Notes due 2019

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated February 4, 2014 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Lennar Corporation

Security:	4.500% Senior Notes due 2019

Ranking:	Senior Unsecured

Trade Date:	February 5, 2014

Size:	$400,000,000

Maturity Date:	June 15, 2019. This year of maturity represents a change in the year of maturity as provided in the Preliminary Prospectus Supplement.

Public Offering Price:	100.000%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2014

Spread to Benchmark Treasury:	301 basis points

Benchmark Treasury:	UST 1.500% due January 31, 2019

Benchmark Treasury Price and Yield:	100-01 3⁄8 ; 1.491%

Yield to Maturity:	4.501%

Coupon:	4.500%

Redemption at our Option:	We may redeem the Notes in whole or in part from time to time. If we redeem Notes more than 60 days prior to their scheduled maturity date, the redemption price will be equal to the greater of (i) 100% of their principal amount; or (ii) the present value of the remaining scheduled payments on the Notes being redeemed, discounted to the date of redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points. If we redeem Notes on or after the date that is 60 days prior to the scheduled maturity date of the Notes, the redemption price will be equal to 100% of the principal amount of the Notes. In any redemption, we will also pay accrued and unpaid interest on the Notes being redeemed to the date of redemption.

Repurchase of Notes at Option of Holder:	Holders will not be able to require the Company to purchase all or any portion of their Notes in 2019 as provided in the Preliminary Prospectus Supplement.

Expected Settlement Date:	February 12, 2014 (T+5)

Anticipated Ratings*:	Ba3 (Moody’s) BB- (S&P) BB+ (Fitch)

Offering Format:	SEC-Registered

CUSIP / ISIN:	526057BT0 / US526057BT02

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

UBS Securities LLC

Co-Managers:	PNC Capital Markets LLC Comerica Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefore on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this pricing term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next succeeding business day should consult their own advisor.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.